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                                                                    EXHIBIT 99.4



                                                       National City Corporation
                                                                   P.O. Box 5756
                                                        Cleveland, OH 44101-0756

NATIONAL CITY

FOR INFORMATION CONTACT:
                                                                    NEWS RELEASE

                              Thomas A. Richlovsky
                              Senior Vice President and Treasurer
                              (216) 575-2126

                              For Immediate Release

            NATIONAL CITY CORPORATION ANNOUNCES INTENTION TO COMMENCE
            ---------------------------------------------------------
              $9.50 PER SHARE TENDER OFFER FOR THE 12% OF NATIONAL
              ----------------------------------------------------
                   PROCESSING, INC. IT DOES NOT CURRENTLY OWN
                   ------------------------------------------

     CLEVELAND, Ohio -- June 22, 1999 -- National City Corporation (NYSE:NCC) today announced that it intends to commence a tender offer, for $9.50 per share in cash, for all the publicly traded outstanding common shares of National Processing, Inc. (NYSE:NAP) that it does not currently own. National City currently owns approximately 88% of National Processing's outstanding common shares.

     National City believes that its offer of $9.50 per share represents an attractive premium of 24% over National Processing's June 21 closing price of $7.69, and a 51% premium over National Processing's 30-day average closing price of $6.28. This proposal follows several weeks of conversations with National Processing and reflects a meaningful increase over the per share price initially discussed between the financial advisors. The formal offer will commence within the next five business days.

     In March of 1999, National City informed the Board of Directors of National Processing that it was considering a range of alternatives with respect to its investment in National Processing, including the possibility that it might consider making an offer to acquire the outstanding public shares of National Processing. National City suggested that the unaffiliated directors form a Special Committee and retain their own financial advisor and legal advisor to assist in evaluating any proposal that might be forthcoming. Following National Processing's engagement of the financial and legal advisors, due diligence was conducted. In early June, National City's financial advisor advised National Processing's financial advisor that National City might contemplate making an offer in the $7.50 to $8.50 range. At that time the indication of value represented premiums of 26% to 43% over National Processing's market price of $5.94. Subsequently, National Processing, through its financial advisor, notified National City's financial advisor that this range was not acceptable to the Special Committee. Following discussions between the financial advisors regarding valuation methodology and issues pertinent to their respective valuations, National City indicated that it might consider an improved valuation of $9.00 to $9.25. Following further discussions, National City's financial advisor


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expressed a potential willingness to pursue discussions at the high end of the range, $9.25. National Processing's financial advisor notified National City's financial advisor that the Special Committee again rejected National City's proposal for discussions at that level of value. On June 21, National City's financial advisor notified the financial advisor of the Special Committee that National City was prepared to further increase its contemplated valuation to $9.50 and that failure of the Special Committee to pursue discussions on this basis would necessitate National City making its cash proposal available directly to the National Processing shareholders for their consideration.

     National City Corporation is an $84 billion diversified financial services company headquartered in Cleveland, Ohio. National City operates banks and other financial services subsidiaries principally in Ohio, Michigan, Pennsylvania, Indiana, Kentucky and Illinois.